FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of February 2010.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Highlights – Nine months ended December 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 2, 2010	By:	/s/ Shinichiro Watanabe
Shinichiro Watanabe
Senior Corporate Managing Director

Financial Summary For the Nine Months Ended December 31, 2009 (US GAAP)

Date:	February 2, 2010
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Osaka, Nagoya
(Overseas) New York, Singapore
Representative:	Kenichi Watanabe
President and Chief Executive Officer, Nomura Holdings, Inc.
For inquiries:	Toshiki Shinjo
Managing Director, Investor Relations Department, Nomura Holdings, Inc.
Tel: (Country Code 81) 3-5255-1000
URL http://www.nomura.com

1.	Consolidated Operating Results

(1)	Operating Results

	For the nine months ended December 31
	2009		2008
	(Yen amounts in millions, except per share data)
	% Change from December 31, 2008		% Change from December 31, 2007
Total revenue	1,040,653	100.8%	518,318	(64.7)%
Net revenue	872,922	309.0%	213,406	(72.1)%
Income (loss) before income taxes	76,670	—	(553,344)	—
Net income (loss) attributable to Nomura Holdings, Inc. (“NHI”)	49,371	—	(492,358)	—
Basic-Net income (loss) attributable to NHI shareholders per share	16.74		(257.98)
Diluted-Net income (loss) attributable to NHI shareholders per share	16.67		(258.62)
Return on shareholders’ equity (annualized)	3.6%		(38.5)%

Notes:
1.	Income (loss) before income taxes is calculated in accordance with updated guidance for accounting and reporting of noncontrolling interests in financial statements, included in Financial Accounting Standards Board (FASB) Accounting Standards Codification™ 810-10, Consolidation – Overall. Previously reported amounts for Income (loss) before income taxes has been reclassified to conform to the current year presentation.
2.	Net income (loss) attributable to NHI was previously reported as Net income (loss).
3.	Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI to Total NHI shareholders’ equity.

(2)	Financial Position

	At December 31	At March 31
	2009	2009
	(Yen amounts in millions, except per share data)
Total assets	29,809,630	24,837,848
Total equity	2,123,305	1,551,546
Total NHI shareholders’ equity	2,109,768	1,539,396
Total NHI shareholders’ equity as a percentage of total assets	7.1%	6.2%
Total NHI shareholders’ equity per share	575.16	590.99

Notes:
Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

2.	Cash dividends

	For the year ended March 31
	2009	2010	2010 (Plan)
	(Yen amounts)
Dividends per share dividends record dates
At June 30	8.50	—	—
At September 30	8.50	4.00	—
At December 31	8.50	—	—
At March 31	0.00	—	Unconfirmed
For the year	25.50	—	Unconfirmed

Notes:
1.	Revision of cash dividend forecast during this period : None
2.	Forecasted dividend amounts for the periods ending March 31 are unconfirmed per reasons stated in “3. Earnings forecasts for the year ending March 31, 2010”.

3.	Earnings forecasts for the year ending March 31, 2010

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

4.	Other

(1)	Significant changes to consolidated subsidiaries during the period: None

(2)	Simplified accounting and particular accounting in the elaboration of quarterly consolidated financial statements: None

(3)	Changes in accounting basis, procedure and presentation for the quarterly consolidated financial statements

The items described in “Significant changes for presenting the consolidated financial statements”.

a)	Changes in accounting principles : Yes

b)	Other changes : None

Note: Please refer to page 7, “Qualitative Information and Financial Statements - 4. Other” for details.

(4)	Number of shares issued (common stock)

	At December 31	At March 31
	2009	2009
Number of shares outstanding (including treasury stock)	3,719,133,241	2,661,092,760
Treasury stock	51,020,126	56,312,917

	For the nine months ended December 31
	2009	2008
Average number of shares outstanding	2,949,493,521	1,908,526,334

*Notes on appropriate use of earnings forecast and other special remarks

Forecasted dividend amounts for periods ending March 31, 2010 are not presented per reasons stated in “3. Earnings forecasts for the year ending March 31, 2010”.

Qualitative Information and Financial Statements

1.	Qualitative Discussion of Consolidated Results

US GAAP

	Billions of yen		% Change
	For the nine months ended
	December 31, 2009 (A)	December 31, 2008 (B)	(A-B)/(B)
Net revenue	872.9	213.4	309.0
Non-interest expenses	796.3	766.8	3.8

Income (loss) before income taxes	76.7	(553.3)	—
Income tax expense	27.4	(60.8)	—

Net income (loss)	49.3	(492.6)	—

Less: Net income (loss) attributable to noncontrolling interests	(0.1)	(0.2)	—

Net income (loss) attributable to NHI	49.4	(492.4)	—

Return on shareholders’ equity * (annualized)	3.6%	(38.5)%	—

*	Return on shareholders’ equity is ratio of Net income (loss) attributable to NHI to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (“Nomura”) reported net revenue of 872.9 billion yen for the nine months ended December 31, 2009, an increase of 309.0% from the same period in the prior year. Non-interest expenses increased 3.8% from the same period in the prior year to 796.3 billion yen, Income before income taxes was 76.7 billion yen and Net income attributable to NHI was 49.4 billion yen for the nine months ended December 31, 2009.

Segments Information

	Billions of yen		% Change
	For the nine months ended
	December 31, 2009 (A)	December 31, 2008 (B)	(A-B)/(B)
Net revenue	868.9	232.6	273.6
Non-interest expenses	796.3	766.8	3.8

Income (loss) before income taxes	72.7	(534.2)	—

In business segment totals, which exclude unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the nine months ended December 31, 2009 was 868.9 billion yen, an increase of 273.6% from the same period in the prior year. Non-interest expenses increased 3.8% from the same period in the prior year to 796.3 billion yen. Income before income taxes was 72.7 billion yen for the nine months ended December 31, 2009. Please refer to page 12 for further details of the differences between US GAAP and business segment amounts.

<Business Segment Results>

Operating Results of Retail

	Billions of yen		% Change
	For the nine months ended
	December 31, 2009 (A)	December 31, 2008 (B)	(A-B)/(B)
Net revenue	292.8	229.9	27.4
Non-interest expenses	203.4	206.1	(1.3)

Income (loss) before income taxes	89.4	23.8	275.9

Net revenue increased 27.4% from the same period in the prior year to 292.8 billion yen, due primarily to increasing brokerage commissions and commissions for distribution of investment trusts. Non-interest expenses decreased 1.3% to 203.4 billion yen. As a result, income before income taxes increased 275.9% to 89.4 billion yen.

Operating Results of Global Markets

	Billions of yen		% Change
	For the nine months ended
	December 31, 2009 (A)	December 31, 2008 (B)	(A-B)/(B)
Net revenue	525.5	(166.7)	—
Non-interest expenses	383.5	277.2	38.3

Income (loss) before income taxes	142.0	(443.8)	—

Net revenue increased to 525.5 billion yen, due primarily to recovering net gain on trading. The acquisition of Lehman Brothers led to increase non-interest expenses by 38.3% from the same period in the prior year to 383.5 billion yen. As a result, income before income taxes was 142.0 billion yen.

Operating Results of Investment Banking

	Billions of yen		% Change
	For the nine months ended
	December 31, 2009 (A)	December 31, 2008 (B)	(A-B)/(B)
Net revenue	91.1	56.9	60.1
Non-interest expenses	90.0	73.0	23.3

Income (loss) before income taxes	1.1	(16.1)	—

Net revenue increased 60.1% from the same period in the prior year to 91.1 billion yen due primarily to the increase of transaction volume in the equity finance of Japanese companies. The acquisition of Lehman Brothers led to increase non-interest expenses by 23.3% to 90.0 billion yen. As a result, income before income taxes was 1.1 billion yen.

Operating Results of Merchant Banking

	Billions of yen		% Change
	For the nine months ended
	December 31, 2009 (A)	December 31, 2008 (B)	(A-B)/(B)
Net revenue	4.6	(51.5)	—
Non-interest expenses	7.7	10.8	(28.4)

Income (loss) before income taxes	(3.2)	(62.3)	—

Net revenue was 4.6 billion yen, due primarily to realized and unrealized gains of equity securities of certain investee companies. Non-interest expenses were 7.7 billion yen. As a result, loss before income taxes was 3.2 billion yen.

Operating Results of Asset Management

	Billions of yen		% Change
	For the nine months ended
	December 31, 2009 (A)	December 31, 2008 (B)	(A-B)/(B)
Net revenue	52.4	46.7	12.2
Non-interest expenses	38.7	39.8	(2.8)

Income (loss) before income taxes	13.7	6.9	99.6

Net revenue increased by 12.2% from the same period in the prior year to 52.4 billion yen. Non-interest expenses decreased by 2.8% to 38.7 billion yen. As a result, income before income taxes increased by 99.6% to 13.7 billion yen. Assets under management increased by 2.8 trillion yen from the end of March to 23.1 trillion yen.

Other Operating Results

	Billions of yen		% Change
	For the nine months ended
	December 31, 2009 (A)	December 31, 2008 (B)	(A-B)/(B)
Net revenue	(97.4)	117.3	—
Non-interest expenses	73.0	159.8	(54.3)

Income (loss) before income taxes	(170.4)	(42.6)	—

Net revenue was negative 97.4 billion yen. Loss before income taxes was 170.4 billion yen.

2.	Financial Position

Total assets as of December 31, 2009, were 29.8 trillion yen, an increase of 5.0 trillion yen compared to March 31, 2009, reflecting primarily the increase in Securities purchased under agreements to resell and Trading assets. Total liabilities as of December 31, 2009 were 27.7 trillion yen, an increase of 4.4 trillion yen compared to March 31, 2009, mainly due to the increase in Trading liabilities and Securities sold under agreements to repurchase. Total equity as of December 31, 2009 was 2.1 trillion yen, an increase of 571.8 billion yen compared to March 31, 2009 reflecting primarily the issuance of new shares.

3.	Earnings Forecasts

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

4.	Other

(1) Significant changes to consolidated subsidiaries during the period

Not applicable.

(2) Simplified accounting and particular accounting in the elaboration of quarterly consolidated financial statements

Not applicable.

(3) Changes in accounting basis, procedure and presentation for the quarterly consolidated financial statements

FASB Accounting Standards Codification -

Effective July 1, 2009, Nomura adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification™ (“ASC” or “Codification”). The Codification became the sole source of authoritative generally accepted accounting principles (“GAAP”) for the financial statements issued for the interim and annual periods ending after September 15, 2009. Also effective July 1, 2009, any changes to the Codification are communicated by the FASB through an Accounting Standards Update (“ASU”). Accordingly, all GAAP references are now updated in accordance with ASC and ASU.

Accounting for Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock-

Effective April 1, 2009, Nomura adopted ASC 815-40, “Derivatives and Hedging - Contracts in Entity’s Own Equity”, that provides guidance how to determine if certain instruments (or embedded features) are considered indexed to an entity’s own stock (“Contracts in entity’s own equity”). ASC 815-40 amends the existing guidance for determining whether a price adjustment mechanism included in an equity-linked financial instrument (or embedded feature) needs to be bifurcated and classified as an asset or liability and be subject to profit or loss recognition based its fair value.

Upon adoption of ASC 815-40, Nomura made certain reclassification adjustments to the beginning balances of Long-term borrowings, Additional paid-in-capital, Retained earnings, and Other assets—Other in order to bifurcate Nomura’s call option attached unsecured convertible bonds (the “bonds”), because the certain clauses contained in the bonds were not deemed as indexed to Nomura’s own stock pursuant to ASC 815-40.

Accounting for Business Combinations-

Nomura adopted ASC 805, “Business Combinations”, on April 1, 2009. Nomura adopted ASC 805 for business combinations for which the acquisition date is on or after April 1, 2009.

Accounting for Noncontrolling Interests-

Nomura adopted the updated guidance for accounting and reporting of noncontrolling interests in financial statements, included in ASC 810-10, “Consolidation - Overall”, (“Updated noncontrolling interests guidance”) on April 1, 2009. In accordance with this standard, it is applied prospectively from the beginning of the fiscal year in which it is initially applied. However, an exception is that it is applied retrospectively for all periods presented for comparison for presentation and disclosure requirements. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Measuring liabilities at fair value-

Effective October 1, 2009, Nomura adopted ASU No. 2009-05 “Measuring Liabilities at Fair Value” (“ASU 2009-05”). ASU 2009-05 provides valuation methods and hierarchy and clarifies that restrictions preventing the transfer of a liability should not be considered as a separate input or adjustment in the measurement of fair value.

Valuation methodology for investment in certain entities that calculate net asset value per share -

Effective October 1, 2009, Nomura adopted ASU No. 2009-12 “Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (“ASU 2009-12”). ASU 2009-12 permits measurement of fair value of an investment in hedge fund, private equity fund, and other fund on the basis of net asset value per share as a practical expedient, excluding certain situations such as when the investment is probable of being sold at amount different from net asset value per share. ASU2009-12 also provides clarity around how such investments should be classified in the fair value hierarchy.

5.	Quarterly Consolidated Financial Statements

Basis of presentation—

The quarterly consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 30, 2009) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 30, 2009) for the year ended March 31, 2009.

Please refer to 4. Other, (3) Changes in accounting basis, procedure and presentation for the quarterly consolidated financial statements for presentations of significant changes in accounting principles.

The review procedures of the quarterly report for this period have not been completed yet.

(1)	Consolidated Balance Sheets (UNAUDITED)

	Millions of yen
	December 31, 2009	March 31, 2009	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	545,423	613,566	(68,143)
Time deposits	153,793	537,084	(383,291)
Deposits with stock exchanges and other segregated cash	129,908	272,059	(142,151)

	829,124	1,422,709	(593,585)

Loans and receivables:
Loans receivable	997,410	519,179	478,231
Receivables from customers	54,537	23,619	30,918
Receivables from other than customers	719,860	1,103,974	(384,114)
Allowance for doubtful accounts	(6,828)	(3,765)	(3,063)

	1,764,979	1,643,007	121,972

Collateralized agreements:
Securities purchased under agreements to resell	6,521,674	2,657,151	3,864,523
Securities borrowed	4,954,722	5,755,467	(800,745)

	11,476,396	8,412,618	3,063,778

Trading assets and private equity investments:
Trading assets*	13,611,855	11,348,747	2,263,108
Private equity investments	323,717	323,865	(148)

	13,935,572	11,672,612	2,262,960

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥244,562 million at December 31, 2009 and ¥225,475 million at March 31, 2009)	364,968	357,256	7,712
Non-trading debt securities*	291,609	244,027	47,582
Investments in equity securities*	120,044	118,902	1,142
Investments in and advances to affiliated companies*	248,883	243,474	5,409
Other	778,055	723,243	54,812

	1,803,559	1,686,902	116,657

Total assets	29,809,630	24,837,848	4,971,782

*	Including securities pledged as collateral

	Millions of yen
	December 31, 2009	March 31, 2009	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	1,236,673	1,183,374	53,299
Payables and deposits:
Payables to customers	316,495	403,797	(87,302)
Payables to other than customers	579,203	398,187	181,016
Deposits received at banks	449,603	440,334	9,269

	1,345,301	1,242,318	102,983

Collateralized financing:
Securities sold under agreements to repurchase	7,602,227	5,000,787	2,601,440
Securities loaned	1,565,080	2,243,152	(678,072)
Other secured borrowings	1,095,365	2,914,015	(1,818,650)

	10,262,672	10,157,954	104,718

Trading liabilities	7,584,656	4,752,054	2,832,602
Other liabilities	614,946	467,574	147,372
Long-term borrowings	6,642,077	5,483,028	1,159,049

Total liabilities	27,686,325	23,286,302	4,400,023

Equity
NHI shareholders’ equity:
Common stock
Authorized - 6,000,000,000 shares Issued - 3,719,133,241 shares at December 31, 2009 and 2,661,092,760 shares at March 31, 2009 Outstanding - 3,668,113,115 shares at December 31, 2009 and 2,604,779,843 shares at March 31, 2009	594,493	321,765	272,728
Additional paid-in capital	635,509	374,413	261,096
Retained earnings	1,070,463	1,038,557	31,906
Accumulated other comprehensive income	(120,958)	(118,437)	(2,521)

	2,179,507	1,616,298	563,209
Common stock held in treasury, at cost - 51,020,126 shares at December 31, 2009 and 56,312,917 shares at March 31, 2009	(69,739)	(76,902)	7,163

Total NHI shareholders’ equity	2,109,768	1,539,396	570,372

Noncontrolling interests	13,537	12,150	1,387

Total equity	2,123,305	1,551,546	571,759

Total liabilities and equity	29,809,630	24,837,848	4,971,782

Note: Noncontrolling interests, which were previously included in Other liabilities, are classified as equity in accordance with “Updated noncontrolling interests guidance”. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

(2)	Consolidated Statements of Operations (UNAUDITED)

	Millions of yen		% Change
	For the nine months ended
	December 31, 2009 (A)	December 31, 2008 (B)	(A-B)/(B)
Revenue:
Commissions	298,512	240,457	24.1
Fees from investment banking	89,825	43,111	108.4
Asset management and portfolio service fees	98,582	114,600	(14.0)
Net gain (loss) on trading	336,100	(145,018)	—
Loss on private equity investments	2,236	(39,278)	—
Interest and dividends	179,402	290,849	(38.3)
Gain (loss) on investments in equity securities	3,666	(21,778)	—
Other	32,330	35,375	(8.6)

Total revenue	1,040,653	518,318	100.8
Interest expense	167,731	304,912	(45.0)

Net revenue	872,922	213,406	309.0

Non-interest expenses:
Compensation and benefits	410,953	329,831	24.6
Commissions and floor brokerage	64,671	56,538	14.4
Information processing and communications	128,003	108,829	17.6
Occupancy and related depreciation	65,888	56,293	17.0
Business development expenses	19,180	23,074	(16.9)
Other	107,557	192,185	(44.0)

	796,252	766,750	3.8

Income (loss) before income taxes	76,670	(553,344)	—
Income tax expense	27,374	(60,789)	—

Net income (loss)	49,296	(492,555)	—

Less: Net income (loss) attributable to noncontrolling interests	(75)	(197)	—

Net income (loss) attributable to NHI	49,371	(492,358)	—

	Yen		% Change
Per share of common stock:
Basic-
Net income (loss) attributable to NHI shareholders per share	16.74	(257.98)	—

Diluted-
Net income (loss) attributable to NHI shareholders per share	16.67	(258.62)	—

Notes:

1.	Net income (loss) is net income (loss) before subtracting Net income (loss) attributable to noncontrolling interest in accordance with “Updated noncontrolling interests guidance”.
2.	Net income (loss) attributable to NHI was previously reported as Net income (loss).
3.	Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

(3)	Note with respect to the assumption as a going concern (UNAUDITED)

Not applicable.

(4)	Segment Information-Operating Segment (UNAUDITED)

The following table shows business segment information and reconciliation items to the consolidated statements of operations.

	Millions of yen		% Change
	For the nine months ended
	December 31, 2009 (A)	December 31, 2008 (B)	(A-B)/(B)
Net revenue
Business segment information:
Retail	292,820	229,914	27.4
Global Markets	525,477	(166,652)	—
Investment Banking	91,082	56,891	60.1
Merchant Banking	4,556	(51,496)	—
Asset Management	52,364	46,665	12.2

Sub Total	966,299	115,322	737.9
Other	(97,393)	117,265	—

Net revenue	868,906	232,587	273.6

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	4,016	(19,181)	—

Net revenue	872,922	213,406	309.0

Non-interest expenses
Business segment information:
Retail	203,436	206,137	(1.3)
Global Markets	383,458	277,177	38.3
Investment Banking	89,953	72,982	23.3
Merchant Banking	7,741	10,814	(28.4)
Asset Management	38,681	39,809	(2.8)

Sub Total	723,269	606,919	19.2
Other	72,983	159,831	(54.3)

Non-interest expenses	796,252	766,750	3.8

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	796,252	766,750	3.8

Income (loss) before income taxes
Business segment information:
Retail	89,384	23,777	275.9
Global Markets	142,019	(443,829)	—
Investment Banking	1,129	(16,091)	—
Merchant Banking	(3,185)	(62,310)	—
Asset Management	13,683	6,856	99.6

Sub Total	243,030	(491,597)	—
Other *	(170,376)	(42,566)	—

Income (loss) before income taxes	72,654	(534,163)	—

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	4,016	(19,181)	—

Income (loss) before income taxes	76,670	(553,344)	—

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen		% Change
	For the nine months ended
	December 31, 2009 (A)	December 31, 2008 (B)	(A-B)/(B)
Net gain (loss) on trading related to economic hedging transactions	(19,759)	61,459	—
Realized gain (loss) on investments in equity securities held for operating purposes	(350)	(2,597)	—
Equity in earnings of affiliates	6,180	5,684	8.7
Corporate items	(55,177)	(42,922)	—
Others	(101,270)	(64,190)	—

Total	(170,376)	(42,566)	—

Note: Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

(5)	Significant Changes in Equity

Nomura resolved the issuance of new shares at September 24, 2009. Nomura issued new shares by way of public offering (766,000,000 shares) on the payment date of October 13, 2009. Nomura also issued new shares by way of third-party allotment (34,000,000 shares) on the payment date of October 27, 2009. Common stock and Additional paid-in capital increased by 217,728 million yen, 228,934 million yen, respectively by this issuance of new shares. Please refer to the “Consolidated Statements of Changes in Equity (UNAUDITED)” below.

Millions of yen
For the nine months ended
December 31, 2009
Common stock
Balance at beginning of year	321,765
Issuance of common stock	217,728
Conversion of convertible bonds	55,000

Balance at end of period	594,493

Additional paid-in capital
Balance at beginning of year	374,413
Issuance of common stock	228,934
Conversion of convertible bonds	55,000
Gain on sales of treasury stock	4,816
Issuance and exercise of common stock options	(3,670)
Adjustments to initially apply “Contracts in entity’s own equity”	(26,923)
Beneficial conversion feature relating to (subordinated) convertible bond	2,959
Other net change in additional paid-in capital	(20)

Balance at end of period	635,509

Retained earnings
Balance at beginning of year	1,038,557
Net income attributable to NHI	49,371
Cash dividends	(11,126)
Adjustments to initially apply “Contracts in entity’s own equity”	(6,339)

Balance at end of period	1,070,463

Accumulated other comprehensive income
Cumulative translation adjustments
Balance at beginning of year	(73,469)
Net change during the period	(2,753)

Balance at end of period	(76,222)

Defined benefit pension plans
Balance at beginning of year	(44,968)
Pension liability adjustment	232

Balance at end of period	(44,736)

Balance at end of period	(120,958)

Common stock held in treasury
Balance at beginning of year	(76,902)
Repurchases of common stock	(13)
Sale of common stock	11
Common stock issued to employees	7,099
Other net change in treasury stock	66

Balance at end of period	(69,739)

Total NHI shareholders’ equity

Balance at end of period	2,109,768

Noncontrolling interests
Balance at beginning of year	12,150
Net change during the period	1,387

Balance at end of period	13,537

Total equity
Balance at end of period	2,123,305

Note: Noncontrolling interests, which were previously included in Other liabilities, are classified as equity in accordance with “Updated noncontrolling interests guidance”.

<Reference Information> Quarterly Unconsolidated Financial Statements [Japanese GAAP]

Nomura Holdings, Inc.

Unconsolidated Balance Sheet Information

(UNAUDITED)

	Millions of yen
	December 31, 2009	March 31, 2009	Increase/ (Decrease)
Assets
Current Assets	2,550,120	1,852,470	697,650
Fixed Assets	1,930,798	1,829,038	101,761

Total Assets	4,480,918	3,681,507	799,411

Liabilities
Current Liabilities	393,840	612,287	(218,447)
Long-term Liabilities	2,282,614	1,825,139	457,475

Total Liabilities	2,676,453	2,437,425	239,028

Net Assets
Shareholders’ equity	1,750,635	1,192,353	558,282
Valuation and translation adjustments	30,038	24,613	5,424
Subscription rights to shares	23,792	27,116	(3,324)

Total Net Assets	1,804,464	1,244,082	560,383

Total Liabilities and Net Assets	4,480,918	3,681,507	799,411

Nomura Holdings, Inc.

Unconsolidated Income Statement Information

(UNAUDITED)

	Millions of yen
	For the nine months ended		% Change
	December 31, 2009 (A)	December 31, 2008 (B)	(A-B)/(B)
Operating revenue	170,402	287,073	(40.6)
Operating expenses	136,504	144,868	(5.8)

Operating income	33,898	142,205	(76.2)

Non-operating income	2,112	3,287	(35.8)
Non-operating expenses	6,241	2,882	116.5

Ordinary income	29,769	142,610	(79.1)

Special profits	5,278	1,395	278.3
Special losses	20,812	270,389	(92.3)

Income (loss) before income taxes	14,235	(126,384)	—

Income taxes - current	12,412	3,244	282.6
Income taxes - deferred	(10,566)	(36,643)	—

Net income (loss)	12,389	(92,985)	—

6.	Other Information

Supplemental Consolidated Financial Information

•	Quarterly Results - Consolidated Statements of Operations

•	Quarterly Results - Business Segment

•	Commissions/fees received and Net gain on trading

Supplemental Unconsolidated Financial Information [Japanese GAAP]

•	Nomura Securities Co., Ltd. - Unconsolidated Balance Sheet Information

•	Nomura Securities Co., Ltd. - Unconsolidated Income Statement Information

•	Nomura Securities Co., Ltd. - Supplementary Information

Consolidated Statements of Operations - Quarterly (UNAUDITED)

	Millions of yen							% Change	Millions of yen
	For the three months ended							(B-A)/(A)	For the year ended
	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009	September 30, 2009 (A)	December 31, 2009 (B)		March 31, 2009
Revenue:
Commissions	82,198	84,886	73,373	66,346	102,024	95,438	101,050	5.9	306,803
Fees from investment banking	13,407	10,026	19,678	11,842	29,729	15,580	44,516	185.7	54,953
Asset management and portfolio service fees	42,779	42,411	29,410	25,566	30,331	34,016	34,235	0.6	140,166
Net gain on trading	10,515	(21,015)	(134,518)	16,679	121,132	148,487	66,481	(55.2)	(128,339)
Gain (loss) on private equity investments	(37,663)	23,167	(24,782)	(15,513)	(2,139)	2,033	2,342	15.2	(54,791)
Interest and dividends	117,957	126,993	45,899	40,507	58,427	53,561	67,414	25.9	331,356
Gain (loss) on investments in equity securities	964	(9,804)	(12,938)	(3,722)	9,801	(2,308)	(3,827)	—	(25,500)
Other	27,719	1,068	6,588	4,488	14,290	8,663	9,377	8.2	39,863

Total revenue	257,876	257,732	2,710	146,193	363,595	355,470	321,588	(9.5)	664,511
Interest expense	122,789	129,667	52,456	46,972	65,236	55,445	47,050	(15.1)	351,884

Net revenue	135,087	128,065	(49,746)	99,221	298,359	300,025	274,538	(8.5)	312,627

Non-interest expenses:
Compensation and benefits	87,910	80,098	161,823	161,724	138,081	146,633	126,239	(13.9)	491,555
Commissions and floor brokerage	18,634	20,343	17,561	17,143	20,043	21,706	22,922	5.6	73,681
Information processing and communications	33,359	34,632	40,838	46,151	40,160	43,924	43,919	(0.0)	154,980
Occupancy and related depreciation	15,868	17,180	23,245	22,187	21,992	22,598	21,298	(5.8)	78,480
Business development expenses	7,032	7,919	8,123	8,564	6,256	6,380	6,544	2.6	31,638
Other	56,627	37,284	98,274	70,373	40,406	31,492	35,659	13.2	262,558

	219,430	197,456	349,864	326,142	266,938	272,733	256,581	(5.9)	1,092,892

Income (loss) before income taxes	(84,343)	(69,391)	(399,610)	(226,921)	31,421	27,292	17,957	(34.2)	(780,265)
Income tax expense	(7,672)	3,531	(56,648)	(10,065)	20,678	(1,049)	7,745	—	(70,854)

Net income (loss)	(76,671)	(72,922)	(342,962)	(216,856)	10,743	28,341	10,212	(64.0)	(709,411)

Less: Net income (loss) attributable to noncontrolling interests	(79)	(50)	(68)	(1,022)	(677)	626	(24)	—	(1,219)

Net income (loss) attributable to NHI	(76,592)	(72,872)	(342,894)	(215,834)	11,420	27,715	10,236	(63.1)	(708,192)

	Yen							% Change	Yen
Per share of common stock:
Basic-
Net income (loss) attributable to NHI shareholders per share	(40.14)	(38.18)	(179.62)	(107.00)	4.37	10.22	2.91	(71.5)	(364.69)

Diluted-
Net income (loss) attributable to NHI shareholders per share	(40.18)	(38.23)	(180.97)	(108.71)	1.81	8.87	2.89	(67.4)	(366.16)

Notes:
1.	The review procedures of the quarterly report for this period have not been completed yet.
2.	Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Business Segment Information – Quarterly Results (UNAUDITED)

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of operations.

	Millions of yen							% Change	Millions of yen
	For the three months ended							(B-A)/(A)	For the year ended March 31, 2009
	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009	September 30, 2009 (A)	December 31, 2009 (B)
Net revenue
Business segment information:
Retail	85,809	74,455	69,650	61,943	95,380	93,150	104,290	12.0	291,857
Global Markets	10,970	(6,538)	(171,084)	9,398	187,128	174,499	163,850	(6.1)	(157,254)
Investment Banking	28,986	5,247	22,658	6,608	25,673	20,945	44,464	112.3	63,499
Merchant Banking	(37,009)	20,500	(34,987)	(18,379)	(1,081)	3,860	1,777	(54.0)	(69,875)
Asset Management	21,112	14,711	10,842	13,124	18,650	16,467	17,247	4.7	59,789

Sub Total	109,868	108,375	(102,921)	72,694	325,750	308,921	331,628	7.4	188,016
Other	24,546	27,992	64,727	30,483	(37,139)	(7,056)	(53,198)	—	147,748

Net revenue	134,414	136,367	(38,194)	103,177	288,611	301,865	278,430	(7.8)	335,764

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	673	(8,302)	(11,552)	(3,956)	9,748	(1,840)	(3,892)	—	(23,137)

Net revenue	135,087	128,065	(49,746)	99,221	298,359	300,025	274,538	(8.5)	312,627

Non-interest expenses
Business segment information:
Retail	69,630	69,137	67,370	67,483	67,521	66,796	69,119	3.5	273,620
Global Markets	72,589	80,150	124,438	140,210	124,862	127,845	130,751	2.3	417,387
Investment Banking	16,411	13,970	42,601	47,928	31,098	30,659	28,196	(8.0)	120,910
Merchant Banking	2,357	5,853	2,604	4,584	2,498	2,606	2,637	1.2	15,398
Asset Management	12,960	13,916	12,933	12,600	13,521	11,994	13,166	9.8	52,409

Sub Total	173,947	183,026	249,946	272,805	239,500	239,900	243,869	1.7	879,724
Other	45,483	14,430	99,918	53,337	27,438	32,833	12,712	(61.3)	213,168

Non-interest expenses	219,430	197,456	349,864	326,142	266,938	272,733	256,581	(5.9)	1,092,892

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—	—

Non-interest expenses	219,430	197,456	349,864	326,142	266,938	272,733	256,581	(5.9)	1,092,892

Income (loss) before income taxes
Business segment information:
Retail	16,179	5,318	2,280	(5,540)	27,859	26,354	35,171	33.5	18,237
Global Markets	(61,619)	(86,688)	(295,522)	(130,812)	62,266	46,654	33,099	(29.1)	(574,641)
Investment Banking	12,575	(8,723)	(19,943)	(41,320)	(5,425)	(9,714)	16,268	—	(57,411)
Merchant Banking	(39,366)	14,647	(37,591)	(22,963)	(3,579)	1,254	(860)	—	(85,273)
Asset Management	8,152	795	(2,091)	524	5,129	4,473	4,081	(8.8)	7,380

Sub Total	(64,079)	(74,651)	(352,867)	(200,111)	86,250	69,021	87,759	27.1	(691,708)
Other *	(20,937)	13,562	(35,191)	(22,854)	(64,577)	(39,889)	(65,910)	—	(65,420)

Income (loss) before income taxes	(85,016)	(61,089)	(388,058)	(222,965)	21,673	29,132	21,849	(25.0)	(757,128)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	673	(8,302)	(11,552)	(3,956)	9,748	(1,840)	(3,892)	—	(23,137)

Income (loss) before income taxes	(84,343)	(69,391)	(399,610)	(226,921)	31,421	27,292	17,957	(34.2)	(780,265)

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen							% Change	Millions of yen
	For the three months ended							(B-A)/(A)	For the year ended
	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009	September 30, 2009 (A)	December 31, 2009 (B)		March 31, 2009
Net gain (loss) on trading related to economic hedging transactions	1,006	20,188	40,265	2,693	3,255	1,929	(24,943)	—	64,152
Realized gain (loss) on investments in equity securities held for operating purposes	291	(1,503)	(1,385)	234	53	(468)	65	—	(2,363)
Equity in earnings of affiliates	2,061	3,999	(376)	(6,402)	3,701	602	1,877	211.8	(718)
Corporate items	(5,620)	(2,349)	(34,953)	(27,611)	(24,896)	(19,588)	(10,693)	—	(70,533)
Others	(18,675)	(6,773)	(38,742)	8,232	(46,690)	(22,364)	(32,216)	—	(55,958)

Total	(20,937)	13,562	(35,191)	(22,854)	(64,577)	(39,889)	(65,910)	—	(65,420)

Notes:
1.	The review procedures of the quarterly report for this period have not been completed yet.
2.	Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

“Commissions/fees received” and “Net gain on trading” consists of the following (UNAUDITED)

	Millions of yen							% Change	Millions of yen		% Change
	For the three months ended								For the nine months ended
	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009	September 30, 2009 (A)	December 31, 2009 (B)	(B-A)/(A)	December 31, 2008 (C)	December 31, 2009 (D)	(D-C)/(C)
Commissions/fees received

Commissions	82,198	84,886	73,373	66,346	102,024	95,438	101,050	5.9	240,457	298,512	24.1

Brokerage Commissions	49,287	53,840	60,208	40,028	57,863	49,091	48,613	(1.0)	163,335	155,567	(4.8)
Commissions for Distribution of Investment Trust	25,811	24,173	6,897	19,056	39,505	41,325	43,626	5.6	56,881	124,456	118.8

Fees from Investment Banking	13,407	10,026	19,678	11,842	29,729	15,580	44,516	185.7	43,111	89,825	108.4

Underwriting and Distribution	6,815	3,385	9,424	5,491	20,900	10,603	36,878	247.8	19,624	68,381	248.5
M&A / Financial Advisory Fees	4,568	6,218	10,119	5,824	8,573	4,902	7,563	54.3	20,905	21,038	0.6

Asset Management and Portfolio Service Fees	42,779	42,411	29,410	25,566	30,331	34,016	34,235	0.6	114,600	98,582	(14.0)

Asset Management Fees	38,485	38,358	26,027	22,574	26,523	30,634	30,276	(1.2)	102,870	87,433	(15.0)

Total	138,384	137,323	122,461	103,754	162,084	145,034	179,801	24.0	398,168	486,919	22.3

Net gain (loss) on trading

Merchant Banking	(69)	(457)	(584)	(1,550)	278	1,116	4,197	276.1	(1,110)	5,591	—
Equity Trading	33,267	1,717	(13,973)	(59,671)	64,823	53,614	38,258	(28.6)	21,011	156,695	645.8
Fixed Income and Other Trading	(22,683)	(22,275)	(119,961)	77,900	56,031	93,757	24,026	(74.4)	(164,919)	173,814	—

Total	10,515	(21,015)	(134,518)	16,679	121,132	148,487	66,481	(55.2)	(145,018)	336,100	—

Note: The review procedures of the quarterly report for this period have not been completed yet.

Nomura Securities Co., Ltd.

Unconsolidated Balance Sheet Information

(UNAUDITED)

	Millions of yen
	December 31, 2009	March 31, 2009	Increase/ (Decrease)
Assets
Current Assets:	8,804,913	12,682,853	(3,877,939)

Trading assets	4,647,416	6,377,645	(1,730,229)
Loans with securities as collateral	2,860,001	4,920,428	(2,060,427)
Other	1,297,497	1,384,780	(87,283)

Fixed Assets	84,284	113,611	(29,328)

Total Assets	8,889,197	12,796,464	(3,907,267)

Liabilities
Current Liabilities:	7,080,075	11,059,662	(3,979,587)

Trading liabilities	1,621,701	2,129,948	(508,247)
Borrowings with securities as collateral	1,542,580	3,345,360	(1,802,780)
Other	3,915,795	5,584,355	(1,668,560)

Long-term Liabilities	985,725	1,009,831	(24,106)

Statutory Reserves	6,235	5,519	716

Total Liabilities	8,072,036	12,075,012	(4,002,976)

Shareholder’s equity	814,972	719,322	95,650
Valuation and translation adjustments	2,190	2,131	59

Total Net Assets	817,161	721,453	95,709

Total Liabilities and Net Assets	8,889,197	12,796,464	(3,907,267)

Nomura Securities Co., Ltd.

Unconsolidated Income Statement Information

(UNAUDITED)

	Millions of yen
	For the nine months ended		% Change (A-B)/(B)
	December 31, 2009 (A)	December 31, 2008 (B)
Operating revenue	528,336	332,602	58.8

Commissions	325,265	216,720	50.1
Net gain on trading	149,784	8,713	—
Net gain on other inventories	5	9	(46.2)
Interest and dividend income	53,282	107,160	(50.3)

Interest expenses	50,362	98,661	(49.0)

Net operating revenue	477,974	233,942	104.3

Selling, general and administrative expenses	363,435	322,786	12.6

Operating income (loss)	114,539	(88,844)	—

Non-operating income	860	1,986	(56.7)
Non-operating expenses	1,369	1,398	(2.1)

Ordinary income (loss)	114,030	(88,257)	—

Special profits	947	1,413	(33.0)
Special losses	286	6,860	(95.8)

Income (loss) before income taxes	114,691	(93,704)	—

Income taxes - current	47,824	(14,982)	—
Income taxes - deferred	(4,865)	(28,281)	—

Net income (loss)	71,732	(50,440)	—

Nomura Securities Co., Ltd.

Supplementary Information

(UNAUDITED)

1. Commission Revenues

(1) Breakdown by Category

	(Millions of yen except percentages)
	For the nine months ended		% Change (A-B)/(B)
	December 31, 2009 (A)	December 31, 2008 (B)
Brokerage commissions	61,010	67,518	(9.6)%

(Stocks)	57,603	63,012	(8.6)
Commissions for underwriting, secondary distribution and solicitation for selling and others for Professional Investors	56,628	11,674	385.1

(Stocks)	49,747	7,200	591.0
(Bonds)	6,882	4,475	53.8
Fees for offering, secondary distribution and solicitation for selling and others for Professional Investors	124,468	57,308	117.2

(Investment trust certificates)	124,364	56,780	119.0
Other commissions	83,158	80,220	3.7

(Investment trust certificates)	33,857	41,241	(17.9)

Total	325,265	216,720	50.1

(2) Breakdown by Product

	(Millions of yen except percentages)
	For the nine months ended		% Change (A-B)/(B)
	December 31, 2009 (A)	December 31, 2008 (B)
Stocks	115,220	72,723	58.4%
Bonds	11,528	7,030	64.0
Investment trust certificates	160,724	102,058	57.5
Others	37,792	34,909	8.3

Total	325,265	216,720	50.1

2. Net Gain on Trading

	(Millions of yen except percentages)
	For the nine months ended		% Change (A-B)/(B)
	December 31, 2009 (A)	December 31, 2008 (B)
Stocks	16,078	7,124	125.7%
Bonds and forex	133,706	1,589	—

Total	149,784	8,713	—

3. Stock Trading (excluding futures transactions)

	(Millions of shares or yen except per share data and percentages)
	For the nine months ended				% Change
	December 31, 2009 (A)		December 31, 2008 (B)		(A-B)/(B)
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Total	72,671	53,759,289	55,833	60,343,134	30.2%	(10.9)%

(Brokerage)	53,280	38,795,464	34,575	36,786,188	54.1	5.5
(Proprietary Trading)	19,391	14,963,825	21,258	23,556,946	(8.8)	(36.5)

Brokerage / Total	73.3%	72.2%	61.9%	61.0%

TSE Share	7.7%	8.6%	6.2%	6.6%

Brokerage Commission per share (yen)	1.06		1.79

4. Underwriting, Subscription, and Distribution

	(Millions of shares or yen except percentages)
	For the nine months ended		% Change
	December 31, 2009 (A)	December 31, 2008 (B)	(A-B)/(B)
Underwriting
Stocks (number of shares)	2,877	129	—%
(yen amount)	1,296,673	316,052	310.3
Bonds (face value)	4,408,765	4,451,150	(1.0)
Investment trust certificates (yen amount)	—	—	—
Beneficial interest (face value)	—	—	—

Subscription and Distribution*
Stocks (number of shares)	3,522	127	—
(yen amount)	1,461,814	238,564	512.8
Bonds (face value)	1,252,133	2,562,140	(51.1)
Investment trust certificates (yen amount)	14,583,602	11,267,167	29.4
Beneficial interest (face value)	—	—	—

*	Includes secondary offering, private placement and solicitation for selling and others for Professional Investors.

5. Capital Adequacy Ratio

			(Rounded down to millions of yen except percentages)
			December 31, 2009	March 31, 2009	Increase/(Decrease)
Tier I		(A)	814,971	719,321	95,650
Tier II	Valuation and translation adjustments		2,189	2,130	59
	Statutory reserves		6,235	5,518	717
	Allowance for doubtful accounts		18	11	7
	Subordinated debt		606,087	606,085	2

	Total	(B)	614,531	613,747	784

Illiquid Asset		(C)	113,505	136,123	(22,618)

Net Capital	(A) + (B) - (C) =	(D)	1,315,997	1,196,946	119,051

Risk	Market risk		111,462	99,113	12,349
	Counterparty risk		193,079	210,482	(17,403)
	Basic risk		140,276	135,675	4,601

	Total	(E)	444,819	445,271	(452)

Capital Adequacy Ratio		(D)/(E)×100	295.8%	268.8%	27.0%